UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
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USA TECHNOLOGIES, INC.
(Name of Registrant as Specified in Its Charter)
SHAREHOLDER ADVOCATES FOR VALUE ENHANCEMENT
BRADLEY M. TIRPAK
CRAIG W. THOMAS
PETER A. MICHEL
ALAN J. GOTCHER
(Name of Person(s) Filing Proxy Statement if Other Than the Registrant)
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PRELIMINARY COPY, SUBJECT TO COMPLETION, DATED NOVEMBER [•], 2009
ANNUAL MEETING OF
SHAREHOLDERS OF USA TECHNOLOGIES, INC.
PROXY STATEMENT OF
SHAREHOLDER ADVOCATES FOR VALUE ENHANCEMENT
     This proxy statement and the enclosed BLUE proxy card are being furnished to you, the holders of shares of Common Stock, with no par value (“Common Stock”), or Series A convertible Preferred Stock, with no par value (“Preferred Stock” and, together with the Common Stock, the “Shares”), of USA Technologies, Inc., a Pennsylvania corporation (the “Company”), in connection with the solicitation by Bradley M. Tirpak and Craig W. Thomas, two shareholders of the Company, as the Shareholder Advocates For Value Enhancement (the “Committee,” “we” or “our”), of proxies for use at the annual meeting of shareholders of the Company, scheduled to be held on December 15, 2009, and at any adjournments or postponements of the meeting (the “Annual Meeting”). This proxy statement and the BLUE proxy card are first being furnished to shareholders on or about November 30, 2009.
     THIS SOLICITATION IS BEING MADE BY SHAREHOLDER ADVOCATES FOR VALUE ENHANCEMENT AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.
     We are soliciting proxies to elect Bradley M. Tirpak, Peter A. Michel and Alan J. Gotcher (each a “Committee Nominee” and together the “Committee Nominees”) to serve as Class II Directors of the Company.
     We are soliciting your vote on the Committee Nominees because the Committee believes its nominees will provide an improved voice for Company shareholders on the Board of Directors of the Company (the “Board”). The Committee believes the Company has promising technology and talented employees and we are committed to growing and developing the business and maximizing value in the best interest of all shareholders of the Company. As we set out in this proxy statement, the Committee Nominees collectively have extensive backgrounds in public company leadership, financial management and the promotion of investor value. The Committee believes its nominees will be advocates for all shareholders and will bring to the Company the independent judgment, experience and perspective that shareholders can trust.
     The Company has disclosed that the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting is September 30, 2009 (the “Record Date”). Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company Proxy Statement filed with the Securities and Exchange Commission (the “SEC”) on October 27, 2009 for the Annual Meeting (the “Company Proxy Statement”), as of the Record Date, there were 22,709,725 shares of Common Stock and 512,365 shares of Preferred Stock outstanding and entitled to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote and each share of Preferred Stock is entitled to one-hundredth of a vote on all matters to come before the Annual Meeting.
     See “Information About the Participants” and “Item 2—Election of Class II Directors—Certain Information Regarding the Committee Nominees” for information about the Committee and the Committee Nominees.
     OUR NOMINEES ARE COMMITTED TO ACTING IN THE BEST INTERESTS OF ALL SHAREHOLDERS. WE BELIEVE THAT THE SHAREHOLDERS CAN BE BEST REPRESENTED BY DIRECTORS SELECTED BY OTHER SHAREHOLDERS. ACCORDINGLY, THE COMMITTEE STRONGLY RECOMMENDS THAT YOU VOTE TO ELECT EACH OF OUR NOMINEES TO SERVE AS CLASS II DIRECTORS OF THE COMPANY. PLEASE VOTE WITH THE ENCLOSED BLUE PROXY CARD.

     To vote FOR the Committee Nominees, you must sign, complete and return the proxy card that we are furnishing to you or, if your shares are held by a bank or broker, instruct your bank or broker to vote your shares for the Committee Nominees on your behalf.
     YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES OF COMMON STOCK OR PREFERRED STOCK YOU OWN. THE COMMITTEE URGES YOU TO MARK, SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD PROMPTLY IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH BELOW. PLEASE DO NOT SIGN ANY PROXY CARD YOU MAY RECEIVE FROM THE COMPANY. HOLDERS OF SHARES AS OF THE RECORD DATE ARE URGED TO SUBMIT A BLUE PROXY CARD EVEN IF YOUR SHARES WERE SOLD AFTER THE RECORD DATE.
     You are urged to mark, sign and date the enclosed BLUE PROXY CARD and return it in the enclosed envelope whether or not you plan to attend the Annual Meeting. If you need assistance voting your Shares, please call the Committee’s proxy solicitor, Morrow & Co. LLC, toll-free at 800-662-5200 or, if you are a bank or broker, please call collect 203-658-9400.
     If you have already sent in the Company’s proxy card or voted online and wish to change your vote, you have every legal right to do so. Please sign, date and mail the enclosed BLUE PROXY CARD. Only your last dated and signed proxy card will count.

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR
THE SHAREHOLDER MEETING TO BE HELD ON DECEMBER 15, 2009
The Proxy Statement is, and all other soliciting materials filed by Shareholder Advocates for Value
Enhancement after the date of this proxy statement will be, available at:
WWW.SAVEUSAT.COM

THE COMMITTEE’S REASONS FOR SEEKING ELECTION OF THE COMMITTEE NOMINEES
     The Committee believes there is significant value in the Company’s business, talented employee base and intellectual property that is not being realized or recognized by the market. We believe current leadership at the Company has failed to realize that value, instead focusing on enriching themselves at the expense of the common shareholders. Consider these facts:
•	Since 2003 the Company’s common stock has declined more than 95% while management and inside directors have received substantial compensation. $100 invested on September 30, 2003 was worth only $4.25 on September 30, 2009. During the same period, even as the Company failed to turn a profit in any quarter, senior management, including Mr. George Jensen, the Company chief executive officer and Chairman of the Board, and Mr. Stephen Herbert, the chief operating officer and Company President, have been paid, in the aggregate, over $17 million, approximately $8 million in cash and $9.5 million in stock. In fiscal year 2009 alone, Mr. Jensen and Mr. Herbert received aggregate compensation of more than $1.7 million (approximately $719,000 in cash and approximately $983,000 in stock) — more than 14% of the Company’s aggregate revenue in fiscal year 2009.

•	Senior leadership at the Company has interests that are different from, and we believe may conflict with, yours. In addition to management’s significant compensation referenced above, Mr. Jensen, through his ownership of Preferred Stock, which is publicly traded on the NASDAQ Global Market, is entitled to a preferred return of nearly $2.5 million prior to common shareholders being entitled to a single dollar, a preferred return that increases through additional accrued dividends yearly regardless of Company performance. Meanwhile, as of September 30, 2009, Mr. Jensen directly[1] owned less than 0.5% of the outstanding shares of Common Stock, and each of the non-management directors beneficially owned less than 0.25% of the outstanding shares of Common Stock.

•	The Board recently amended the Company’s bylaws, we believe further reducing accountability to shareholders. In October 2009, shortly following efforts by members of the Committee to obtain shareholder representation on the Board, the Company unilaterally took action to (1) stagger the Board, (2) prohibit shareholders from calling special meetings and (3) institute additional restrictions on the ability of common shareholders to nominate directors, thereby, in our view, further entrenching management and reducing its accountability to common shareholders.
     The Committee is offering three independent nominees as directors; nominees whose only interest will be acting in the best interests of the Company and its common shareholders. Now is the time to act.

The Company’s Common Stock Performance Has Declined 95% in the Last 6 Years while Management and the Inside Directors have Profited.
     On September 30, 2003, the Common Stock traded at a split-adjusted price of $40.00 per share. On September 30, 2009, the Common Stock closed at $1.70 — a loss of over 95%. $100 invested on September 30, 2003 was worth $4.25 on September 30, 2009. During that same period, $100 invested in the Nasdaq composite index was worth over $118 on September 30, 2009. Looking at the performance of the Common Stock in the one year ended September 30, 2009, which was notable for its volatility, yields a loss of over 58%. $100 invested on

[1]	As used in this proxy statement, when we refer to Mr. Jensen’s “direct” ownership, we are referring to those shares in which Mr. Jensen has an economic interest. This direct ownership amount of 65,802 shares is the amount Mr. Jensen reports himself as owning on his Form 4 filed with the SEC on October 1, 2009. This number excludes those shares that he may be deemed to beneficially own but in which he has no current economic interest, which include 2,000 shares of Common Stock beneficially owned by Mr. Jensen’s spouse, 35,429 owned by a trust, 75,000 shares underlying vested, but unexercised options.

September 30, 2008 was worth just more than $41 on September 30, 2009. In comparison a $100 investment in the Nasdaq composite index on September 30, 2008 was worth almost $102 on September 30, 2009. The Company has also issued additional equity every year during this period, diluting existing shareholders.
     During the same period, even as the Company failed to generate a profit in any quarter, senior management, including Mr. Jensen and Mr. Herbert, received compensation totaling more than $17 million, approximately $8 million in cash and $9.5 million in stock. In September of 2008, the Board approved new contracts for Mr. Jensen and Mr. Herbert which included approximately a 12% raise in base salary. Less than three months later, the Company reported it had laid off approximately 30% of its employees and implemented other cost savings measures. In September of 2009, the Board again approved new employment contracts for Mr. Jensen and Mr. Herbert, contracts that included an automatic stock grant to each upon a change in the majority of the Board members within a 12 month period — effectively requiring common shareholders to pay Mr. Jensen and Mr. Herbert for the privilege of exercising that most fundamental of shareholder rights, to vote against management to appoint independently nominated directors, if such directors were to represent a majority of the Board2. In fiscal year 2009, the Board awarded Mr. Jensen and Mr. Herbert, in the aggregate, compensation in excess of 14% of the Company’s revenues in fiscal year 2009. Approximately 42% of such compensation was paid in cash and approximately 58% of such compensation was awarded in stock. Notwithstanding these incentives, the Company posted another loss in the first fiscal quarter of 2010. Since, and including, fiscal year 2004, the Board has spent an amount equal to over 24% of the Company’s revenues during such period on the compensation of just Mr. Jensen and Mr. Herbert. Approximately 33% of such compensation was paid in cash and approximately 67% of such compensation was awarded in stock.
     We believe the total compensation paid to the top two officers at the Company is out of line with, and exceeds that of, comparable companies. In a report analyzing the Company’s April 2009 annual meeting, Glass Lewis used Hypercom Corporation, PAR Technology Corporation and TransAct Technologies Incorporated as comparable companies. An article in Digital Transaction News on November 25, 2009, compared the Company to Online Resource Corporation. In addition, the Committee looked at the compensation practices at Bottomline Technologies and Tier Technologies, Inc. The Committee found that these companies pay their top two most highly paid officers on average 1.6% of revenues and 1.4% of the market capitalization. Meanwhile the Company pays its top two officers 14.1% of revenues and 4.73% of market capitalization. Given the Company’s significant and persistent losses, minimal revenue, small number of employees and its growth-stage technology, the Committee also felt it was appropriate to compare the compensation of the Company’s CEO, Mr. Jensen, to the compensation of CEO’s of later stage, venture funded, private technology companies. Using the research contained in the 2008 Compensation & Entrepreneurship Report in Information Technology, prepared by Wilmer Hale, Ernst & Young and J. Robert Scott, in collaboration with Professor Noam Wasserman of Harvard Business School, Mr. Jensen’s base salary in fiscal 2009 was equal to approximately 150% of the average base salary of a CEO contained in the report. This figure does not take into account the fact that, while the CEO of private company is typically prohibited from liquidating his equity position, Mr. Jensen has, as outlined above, received substantial equity compensation that, subject to standard security law restrictions, is available for disposition. In this regard we note that Mr. Jensen has disposed of more than 150,000 shares of Common Stock between September 2008 and September 2009.
Senior Leadership at the Company has Interests That are Different From, and We Believe May Conflict With Yours
     In addition to the substantial compensation items discussed above, Mr. Jensen holds 80,000 shares of Preferred Stock with a liquidation preference of almost $2,500,000 as of September 30, 2009. Mr. Jensen’s Preferred Stock holdings are more than 21 times the value of his directly held Common Stock holdings based on the closing price of $1.70 of the Common Stock on September 30, 2009, and the value continues to increase from yearly accrued dividends, regardless of the performance of the Company. We find it even more troubling that Mr. Jensen, over the past year, has decreased his Common Stock holdings and increased his Preferred Stock holdings—increasing what we believe is a disconnect of interests. Accordingly, we believe Mr. Jensen’s interests are more akin to those of a creditor than a holder of Common Stock.

[2]	We note that, based on the current composition of the Board, the election of the three Committee Nominees should not trigger this automatic stock grant because the Committee Nominees will not constitute a majority of the Board.

     Further, each of the non-management directors owned beneficially less than 0.25% of the Common Stock outstanding as of September 30, 2009. As of September 30, 2009, according to the Company Proxy Statement, the entire Board beneficially owned only 435,597 shares of Common Stock, in the aggregate, or approximately 1.9% of the outstanding Common Stock. However, if you subtract the shares in which the directors do not have a direct pecuniary interest (such as shares held by spouses, in family trusts, or which underlie unexercised options or preferred stock) that number is reduced to 212,818, or approximately 0.94% of the outstanding Common Stock.
     The Committee members own over 2% of the outstanding Common Shares as of the date of this proxy statement — exceeding the Common Stock holdings of the entire board as of September 30, 2009. As of the date of this proxy statement, the members of the Committee are, in the aggregate, the beneficial owners of 468,320 shares of Common Stock, representing approximately 2.1% of the outstanding Common Stock and each member of the Committee directly owns more Common Stock than Mr. Jenson, the Chairman and chief executive officer of the Company, with Mr. Tirpak the owner of 113,320 shares and Mr. Thomas the owner of 355,000 shares.
Recent Corporate Governance Changes Further Reduce Shareholders’ Ability to Effect Change
     As of October 1, 2009, the Company received a corporate governance rating from Institutional Shareholder Services, Inc. (“ISS”) that was worse than 88% of all of the companies ISS evaluated in their Corporate Governance Quotient database and worse than 93% of technology and hardware companies that ISS evaluated in their Corporate Governance Quotient database. These ratings were given BEFORE the Company’s recent changes to corporate governance discussed below.
     On Tuesday, October 20, 2009, shortly after members of the Committee began discussions with the Company concerning the Committee members’ interest in shareholder representation on the Board, the Company announced the following changes unilaterally implemented by the Board:
•	The Annual Meeting was advanced over four months to December 15, 2009;

•	Adoption of new advanced notice bylaws that, when coupled with the new meeting date, provided only 10 calendar days for shareholders to nominate directors or propose other action to be brought at the Annual Meeting;

•	Adoption of a new bylaw staggering the Board into three classes; and

•	Amendment to the bylaws to prohibit shareholders from calling special meetings.
     In the same 8-K announcing these corporate governance changes, the Company also announced it had expanded the Board and appointed and seated two new directors — directors who were handpicked by an insider controlled Board3. It was not until 13 days later, on November 2, 2009, that the Company constituted a nominating committee.
     The Committee believes that the rationale for appointing the new directors and for creating a nominating committee is clear — when faced with the potential of shareholder nominated representatives on the Board, we believe the Company rushed to create an appearance of good corporate governance by appointing directors who it could report as “independent” and constituting a nominating committee. However, these changes have to be viewed in context — the nominees were chosen by a process run by an insider controlled Board, and the nominating committee was only convened after the handpicked nominees were selected and seated. When viewed within the additional context of the corporate governance changes unilaterally effected in October by the Board, we believe the message from the Board is even more clear — we believe the Board is seeking to decrease its accountability to shareholders for both the Company’s failure to achieve profitability and the disparity we see between such failure and the “rewards” that the Board has provided to management.

[3]	While the Company Proxy Statement discloses the Company’s determination that Mr. Katz is independent, we agree with Glass Lewis’ classification of Mr. Katz with respect to the 2009 Annual Meeting held in April of this year that he is affiliated as a result of the fact that Katz & Associates, his company, received approximately $72,600 from the Company for consulting services in fiscal year 2007.

     For additional information regarding the background of the solicitation, please see “Background of the Proxy Solicitation”.
The Committee’s Platform
     The Committee’s goal is to elect directors who will protect the interests of common shareholders.
     If elected, the Committee Nominees will, consistent with their fiduciary duties:
•	Advocate for the removal of the staggered Board;

•	Advocate for the reinstatement of the right for shareholders to call a special meeting;

•	Advocate for Board nominees who have been vetted by an independent nominating committee and determined to be free from conflicting affiliate relationships; and

•	Examine the operations of the Company with an eye toward maximizing shareholder value, by advocating for (i) a review of management compensation to ensure alignment of management’s interests with that of common shareholders, (ii) an examination of the Company’s current telecommunications expenses and ways to optimize the Company’s current network, (iii) an examination of the current transaction processing contracts and ways to reduce their costs, (iv) an examination of the patent portfolio and consideration of licensing or selling non core technology intellectual property and (v) a thorough review of the Company’s financial statements for any other efficiencies.
     While it is premature to present an operational plan for the Company without first thoroughly reviewing the information available to members of the Board, as set forth below, we believe the Committee Nominees present a breadth and depth of experience in turnaround situations, working with companies on the commercialization of technological innovations and financial analysis that will provide a independent voice and watchful eye for common shareholders. We also note that, if elected, our nominees would constitute a minority of the board and would not be able to accomplish these goals without the support of additional members of the Board.
The Committee Nominees
     The Committee believes that its nominees have the background, talent and experience to effectively advocate for shareholders and seek to maximize shareholder value. The following highlights some of the relevant business experience of these proposed director nominees:
•	Alan J. Gotcher has extensive experience with companies seeking to commercialize technological innovations. Dr. Gotcher served as former chief executive officer of Altair Nanotechnologies (NASDAQ:ALTI), a leading provider of energy storage systems for clean, efficient power and energy management, and has significant experience with developing and commercializing new technologies.

•	Peter A. Michel has an extensive background in turnaround situations. Mr. Michel currently serves as chief executive officer of iSECUREtrac Corporation (OTCBB:ISEC), a leader in electronic monitoring for the corrections market, and is the former chief executive officer of Brinks Home Security, a company with a business model very similar to the Company. While chief executive officer of Brinks he grew Brinks’ customer base from 66,000 customers in the U.S. to over 700,000 customers in the U.S. and Canada. During this period, Brinks increased revenue from $26 million in 1987 to $258 million in 2001.

•	Bradley M. Tirpak brings 12 years of professional investing experience with Credit Suisse First Boston, Caxton Associates and Sigma Capital Management. He has experience with investments made in the payment processing industry, including Visa, MasterCard, Redecard, Wirecard, Checkfree, Corillian and Online Resources, and has four years of operational experience in international telecommunications.

     The Committee believes that it is in the best interests of all shareholders to elect the Committee Nominees. We believe that directors nominated and elected by shareholders are in the best position to be shareholder advocates. For additional information concerning Committee Nominees, see “Item 2—Election of Class II Directors—Certain Information Regarding the Committee Nominees” below.
     WE STRONGLY URGE YOU TO VOTE THE BLUE PROXY CARD.

BACKGROUND OF THE PROXY SOLICITATION
     During the week of October 5, 2009, Craig W. Thomas approached the Company’s chief executive officer, George Jensen, to discuss the possibility of increased non-management shareholder representation on the Board. Mr. Thomas also discussed his belief that the Company needed increased shareholder representation on the Board with Bradley M. Tirpak. Together Mr. Thomas and Mr. Tirpak discussed possible candidates and had a meeting with the Company’s chief financial officer, David DeMedio, on Monday, October 12, 2009. Later that week, Mr. Thomas had a telephone conversation with Mr. Jensen during which Mr. Jensen noted to Mr. Thomas that the Company was considering some changes, and Mr. Thomas ended the call with the impression that Mr. Jensen would be receptive to receiving a list of nominees from Mr. Thomas.
     Following such conversation with Mr. Jensen, and in the belief that management would consider in good faith the addition of directors recommended by shareholders at the next annual meeting in April 2010, Messrs. Tirpak and Thomas contacted two shareholders to determine whether or not such shareholders could recommend candidates as nominees to serve on the Board of the Company. One of such shareholders provided us the name of Dr. Gotcher.
     On Tuesday, October 20, 2009, the Company announced, as discussed above, that the Annual Meeting was being advanced by 4 months to December 15, 2009 and that it had unilaterally taken action to (1) stagger the Board, (2) prohibit shareholders from calling special meetings and (3) institute additional restrictions on the ability of common shareholders to nominate directors, including new advance notice bylaws that — when coupled with the new meeting date — advanced the date by which shareholders were required to notify the Company of shareholder proposals to be considered at the Annual Meeting from February 10, 2010 to October 30, 2009, just ten days following the announcement of these changes.
     Messrs. Tirpak and Thomas felt that the actions announced by the Board on October 20, 2009 were inconsistent with the discussions they had held with management previously and considered possible courses of actions in response. Among the alternatives considered was to nominate directors and seek their election through the solicitation of less than 10 persons. In connection with that approach Messrs. Tirpak and Thomas had preliminary conversations with and sent material to fewer than 10 persons (inclusive of the persons from whom nominees were sought previously). While the shareholders they spoke with were generally unhappy with actions taken by the Board, none of such persons agreed to vote for the Committee’s nominees, nor to provide the Committee any proxies, nor to provide financing for the proxy solicitation, nor to act in any other way that would make such person a participant in the solicitation. After consideration of the alternatives, Mr. Tirpak and Mr. Thomas determined to form the Committee and file a preliminary proxy statement and conduct this broad solicitation.
     On Tuesday, October 27, 2009, the Company filed the Company Proxy Statement. The Company Proxy Statement disclosed that the staggered board had been structured so that three inside directors, Mr. Jensen, Mr. Herbert and outside counsel Douglas Lurio4 could remain on the Board and would not have to face another shareholder election after the one to be held at the Annual Meeting until 2013.
     On Friday, October 30, 2009, Mr. Tirpak notified the Company in writing of his intent to nominate Peter A. Michel, Alan J. Gotcher and himself at the Annual Meeting. Such nomination complied with the terms of the new Section 3.02 of the Company’s bylaws that the Company purports to have adopted on October 19, 2009.
     The Committee reached out to the Company following delivery of Mr. Tirpak’s notice in an effort to try and find a reasonable settlement of this issue. Mr. Tirpak made clear that while he was committed to de-staggering the Board and obtaining shareholder representation on the Board at a level he believed appropriate, he was also interested in keeping management from the distraction and expense of a contested election. After discussion, it became clear to the Committee that the Company was not willing to provide a level of representation that the Committee believed was adequate, leaving the Committee to believe its only option was to take the matter to fellow shareholders.

[4]	According to the Company Proxy Statement, the Company incurred approximately $438,000 and $317,000 during the years ended June 30, 2008 and June 30, 2009, respectively, in connection with legal services provided by Mr. Lurio’s law firm.

INFORMATION ABOUT THE PARTICIPANTS
     This proxy solicitation is being conducted by the Committee, which is comprised of Bradley M. Tirpak and Craig W. Thomas, each described below. As of the date of this proxy solicitation, the Committee is the beneficial owner of approximately 2.1% of the Common Stock. Each of the members of the Committee has an interest in the matters to be acted upon at the Annual Meeting indirectly through the beneficial ownership of the Company’s Shares. Each member of the Committee and each Committee Nominee is a participant (“Participant”) in this proxy statement.
Bradley M. Tirpak
     Bradley M. Tirpak, age 40, is an investor based in New York and London who manages a portfolio of equities, fixed income and private equity investments. He has over 12 years of experience managing public equity investments for institutional investors. Mr. Tirpak also advises senior management and members of public company boards of directors on corporate governance, strategy and capital allocation. Since 2008, Mr. Tirpak has been a self-employed investor. In 2008, Mr. Tirpak was a Senior Vice President at Chilton Investment Company in London. From 2003 to 2007, Mr. Tirpak was a Portfolio Manager at Sigma Capital Management, managing a $200 million equity portfolio within a large multi-strategy investment fund, affiliated with SAC Capital Advisors, L.P. From 2000 to 2003, Mr. Tirpak was a Portfolio Manager at Caxton Associates. From 1997 to 2000, Mr. Tirpak was an analyst and then Vice President at Credit Suisse First Boston. From 1993 to 1996 Mr. Tirpak was the founder and president of Access Telecom, Inc. and Grupo Access de Mexico S.A. de C.V., telecommunications companies serving the needs of over 500 international companies doing business in Mexico. Mr. Tirpak holds a B.S.M.E. from Tufts University and an M.B.A. from Georgetown University. Mr. Tirpak’s business address is 3 Old Burlington Street, London, UK W1S 3AE.
Craig W. Thomas
     Craig W. Thomas, age 34, currently serves as Managing Member of Thematic Capital Partners, LLC and KC Trading Partners, LP. He served as Director of Research for the direct trading account of Steven A. Cohen at S.A.C. Capital Advisors, LLC from 2007 to 2008. During that time, from March 14, 2007 to March 13, 2008, Mr. Thomas sat as an observer on the board of the Company for S.A.C. Capital Advisors, LLC. Prior to that role, Mr. Thomas was a Portfolio Manager at S.A.C. Capital Advisors from 2005 to 2007, a Director at CR Intrinsic Investors, LLC, an affiliate of S.A.C. Capital Advisors, from 2004 to 2005, and a Research Analyst on the Cohen account from 2003 to 2004. Prior to earning his M.B.A., Mr. Thomas was an Analyst at Goff Moore Strategic Partners, LLC and Rainwater, Inc. in Fort Worth Texas from 1999 to 2001 and an Associate at The Boston Consulting Group, Inc. from 1997 to 1999. Mr. Thomas is a former director of Laureate Education, Inc. Mr. Thomas earned his A.B. at Stanford University and earned his M.B.A. from the Graduate School of Business at Stanford University. Mr. Thomas’ business address is 415 Madison Avenue, 14th Floor, New York, NY 10017.
Committee Nominees
     Please see “Item 2—Election of Class II Directors” for additional information about the Committee Nominees.
     The Committee Nominees named below may be deemed to be “participants” in this proxy solicitation, as the term participant is defined in Schedule 14A promulgated under the Exchange Act.

Beneficial Ownership of Shares
     The following table shows the Committee’s ownership of the Company’s Shares as of the Record Date. Each of the members in the table directly owns and has sole voting power and sole dispositive power with regard to the number of Shares. Please see Annex A for additional information about each member of the Committee’s purchases and sales of Shares.

	Number of Shares of Common Stock		Percentage of Outstanding Shares of
Member	Beneficially Owned		Common Stock (1)
Bradley M. Tirpak	12,500	(2)	0.06%
Craig W. Thomas	371,500	(3)	1.64%

(1)	Calculated on the basis of 22,709,725 Shares of Common Stock outstanding as of September 30, 2009.

(2)	As of the Record Date, Mr. Tirpak was the beneficial owner of 12,500 shares of Common Stock, but was not a holder of record of any shares of Common Stock or Preferred Stock. However, as of the date of this proxy statement, Mr. Tirpak is the beneficial owner of 100,000 shares of Common Stock and a holder of record of 10,000 shares of Common Stock.

(3)	Includes 135,000 shares underlying currently exercisable warrants. While Mr. Thomas was a beneficial owner of 371,500 shares of Common Stock as of the Record Date, Mr. Thomas was not on the Record Date, and is not now, a holder of record of any shares of Common Stock or Preferred Stock.
Interests of the Participants
     Except as set forth in this proxy statement, none of the Participants nor, with respect to items (i), (vii) and (viii) of this paragraph, any associate (within the meaning of Rule 14a-1 of the Exchange Act) of any of the Participants (i) owns beneficially, directly or indirectly, any securities of the Company, (ii) owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company, (iii) owns any securities of the Company of record but not beneficially, (iv) has purchased or sold any securities of the Company within the past two years, (v) has incurred indebtedness for the purpose of acquiring or holding securities of the Company, (vi) is or has within the past year been a party to any contract, arrangement or understanding with respect to any securities of the Company, (vii) since the beginning of the Company’s last fiscal year has been indebted to the Company or any of its subsidiaries or (viii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. In addition, except as set forth in this proxy statement, none of the Participants nor any associates of any of the Participants, has had or is to have a direct or indirect material interest in any transaction or proposed transaction with the Company in which the amount involved exceeds $120,000, since the beginning of the Company’s last fiscal year.
     Except as set forth in this proxy statement, none of the Participants, since the beginning of the Company’s last fiscal year, has been affiliated with (i) any entity that made or received, or during the Company’s current fiscal year proposes to make or receive, payments to or from the Company or its subsidiaries for property or services in excess of five percent of either the Company’s or such entity’s consolidated gross revenues for its last full fiscal year, or (ii) any entity to which the Company or its subsidiaries were indebted at the end of the Company’s last full fiscal year in an aggregate amount exceeding five percent of the Company’s total consolidated assets at the end of such year. None of the Committee Nominees is, or during the Company’s last fiscal year has been, affiliated with any law or investment banking firm that has performed or proposes to perform services for the Company.
     None of the corporations or organizations in which the Committee Nominees have conducted their principal occupation or employment was a parent, subsidiary or other affiliate of the Company, and the Committee Nominees do not hold any employment position or office with the Company or have any family relationship with any executive officer or director of the Company or have been involved in any proceedings, legal or otherwise, of the type required to be disclosed by the rules governing this solicitation.
     None of the Committee Nominees nor any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company, or is subject to any arrangement described in Item 402 of Regulation S-K under the Securities Act of 1933 (“Regulation S-K”). Other than as described above, the Committee is not aware of any other arrangements pursuant to which outside directors of the Company were to be compensated for services during the Company’s last fiscal year.

     There are no family relationships (as defined in Item 401(d) of Regulation S-K) between any of the Committee Nominees or between any of the Committee Nominees and any director or executive officer of the Company. Except as disclosed in this proxy statement, there are no arrangements or understandings between the Committee and any Committee Nominee and any Committee Nominee or any other person or persons with respect to the nomination of the Committee Nominees.
     Each of the Committee Nominees are independent of the Company under the independence standard applicable to the Company under paragraph (a)(1) of Regulation S-K and NASDAQ Marketplace rules on board independence.
     Except as disclosed in this proxy statement, (i) no Committee Nominee or any associate of a Committee Nominee is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material proceeding and (ii) there is no event that occurred during the past five years with respect to any of the Committee Nominees that is required to be described under Item 401(f) of Regulation S-K. The information in this proxy statement regarding a particular Committee Nominee has been furnished to the Committee by such Committee Nominee.

THE PROPOSALS
     According to the Company Proxy Statement, the following proposals will be presented at the Annual Meeting:

Item 1:	Election of Class I Directors
Item 2:	Election of Class II Directors
Item 3:	Election of Class III Directors
Item 4:	Ratification of Appointment of Independent Auditors
Item 5:	Approval of 2010 Stock Incentive Plan
     The Committee is soliciting proxies from the shareholders of the Company to elect three nominees to fill the seats of the Company’s Class II directorships that expire at the Annual Meeting (Item 2). The Committee urges shareholders to vote FOR Item 2 on the Committee’s BLUE proxy card.
     The Committee also intends to vote FOR Item 1 with respect to the candidates who have been nominated by the Company as Class I Directors and FOR Item 3 with respect to the candidates who have been nominated by the Company as Class III Directors. You should refer to the Company Proxy Statement and form of proxy distributed by the Company for the names, background, qualifications and other information concerning the Company’s candidates. There is no assurance that any of Company’s nominees will serve as directors if any of the Committee Nominees are elected to the Board.
     If the BLUE proxy card of the Committee is signed but no direction is given with respect to the vote on the proposal, the Committee will, in respect of the shares represented by that proxy card, vote FOR Item 2 to elect the Committee Nominees for Class II Directors, vote FOR Items 1 and 3 to elect the nominees of the Company for Class I Directors and Class III Directors, and vote FOR Items 4 and 5 set forth in this proxy statement.
ITEM 1
ELECTION OF CLASS I DIRECTORS
     The Company is proposing the election of certain persons to serve as Class I Directors of the Company as set forth in the Company Proxy Statement. Each Class I Director holds office until the next Annual Meeting of Shareholders, and until his successor has been elected and qualified. Please refer to the Company Proxy Statement for information on the Company’s Class I Director nominees.
     The Committee is seeking authority to vote for all of the persons nominated by the Company to serve as Class I Directors. There is no assurance that the Company’s nominees will serve if elected with any of the soliciting party’s nominees. The Committee makes no recommendation to other shareholders with respect to this proposal.
ITEM 2
ELECTION OF CLASS II DIRECTORS
     The Committee is proposing the election of Bradley M. Tirpak, Peter A. Michel and Alan J. Gotcher to serve as Class II Directors until the second Annual Meeting of Shareholders following this Annual Meeting, and until his successor has been elected and qualified. See “Certain Information Regarding the Committee Nominees” below for information concerning the background and experience of Messrs. Tirpak, Michel and Gotcher.
     Each of the Committee Nominees has consented to being named herein as a nominee or director of the Company, has agreed to stand for election as a director and has agreed to serve if elected.
     The Committee Nominees will not receive any compensation from the Committee or any of its affiliates for their services as directors of the Company if elected. If elected, our Committee Nominees will be entitled to receive cash and equity compensation for serving on the Board, as determined from time to time by the Compensation Committee with subsequent approval thereof by the Board.

     WE STRONGLY URGE YOU TO VOTE FOR THE ELECTION OF THE COMMITTEE NOMINEES BY SIGNING, DATING AND RETURNING THE BLUE PROXY CARD TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.
Certain Information Regarding the Committee Nominees
Background
     Set forth below are the name, age, present principal occupation, employment history and directorships of each of the Committee Nominees for at least the past five years. This information has been furnished to the Committee by the respective Committee Nominees. Each of the Committee Nominees has consented to serve as a director of the Company.
     Alan J. Gotcher, age 59, has over 20 years of experience in scientific leadership and technology development. Presently, Mr. Gotcher is the president of Gotcher & Company, a strategy, technology and business development services firm providing client companies with new revenue and income growth strategies. From August of 2004 through February of 2008, Mr. Gotcher was president, chief executive officer and a director of Altair Nanotechnologies, Inc., a clean-tech, nano-material synthesis manufacturer. From January of 1999 through August of 2004, Mr. Gotcher was the Co-Founder and Co-Managing Director or IdeaSpring, LLC a venture capital investment firm. Mr. Gotcher holds both a B.A. and a Ph.D. in Chemistry from the University of California, Irvine. Mr. Gotcher’s business address is 930 Tahoe Boulevard, #802-216, Incline Village, Nevada 89451.
     Peter A. Michel, age 66, is a senior executive with extensive experience leading, managing and directing institutional growth and success. Since 2006, Mr. Michel has been the president and chief executive officer of iSECUREtrac Corp., a leader in electronic monitoring products and services for the corrections market using global positioning satellite technology, and is also currently a director of iSECUREtrac Corp. From 2005 to 2006, Mr. Michel was an Operations Team Member for Cerberus Capital Management, L.P. as an independent consultant providing operations turnaround advice and services. Mr. Michel was asked by the shareholders of General Fiber Communications to serve as President and chief executive officer to identify and execute an appropriate strategy for the troubled company. Mr. Michel agreed, and from May 23, 2005 to July 8, 2005, he served as president and chief executive officer of General Fiber Communications. On July 8, 2005, the Company filed for Chapter 7 Bankruptcy protection. From 2003 to 2004, Mr. Michel was the president and chief executive officer of NEP Broadcasting, LLC, an outsourced media services company specializing in remote television production of live sports and entertainment, and from 1988 to 2001, Mr. Michael was chief executive officer of Brinks Home Security. Mr. Michel was an officer in the U.S. Navy, and was a staff assistant to the President of the United States from 1971 to 1973. Mr. Michel holds a B.A. in political science from Colgate University and an M.A. in public administration from the University of Virginia. Mr. Michel’s business address is 5078 S. 11th Street, Omaha, NE 68137.
     Bradley M. Tirpak, age 40, is an investor based in New York and London who manages a portfolio of equities, fixed income and private equity investments. He has over 12 years of experience managing public equity investments for institutional investors. Mr. Tirpak also advises senior management and members of public company boards of directors on corporate governance, strategy and capital allocation. Since 2008, Mr. Tirpak has been a self-employed investor. In 2008, Mr. Tirpak was a Senior Vice President at Chilton Investment Company in London. From 2003 to 2007, Mr. Tirpak was a Portfolio Manager at Sigma Capital Management, managing a $200 million equity portfolio within a large multi-strategy investment fund, affiliated with SAC Capital Advisors, L.P. From 2000 to 2003, Mr. Tirpak was a Portfolio Manager at Caxton Associates. From 1997 to 2000, Mr. Tirpak was an analyst and then Vice President at Credit Suisse First Boston. From 1993 to 1996 Mr. Tirpak was the founder and president of Access Telecom, Inc. and Grupo Access de Mexico S.A. de C.V., telecommunications companies serving the needs of over 500 international companies doing business in Mexico. Mr. Tirpak holds a B.S.M.E. from Tufts University and an M.B.A. from Georgetown University. Mr. Tirpak’s business address is 3 Old Burlington Street, London, UK W1S 3AE.

Share Ownership
     The following table sets forth certain information concerning ownership of Shares of the Company by the Committee Nominees as of the date of this proxy statement.

	Number of Shares of Common	Percentage of Outstanding Shares
Committee Nominee	Stock Beneficially Owned	of Common Stock (1)
Alan J. Gotcher	—	—
Peter A. Michel	—	—
Bradley M. Tirpak	113,320 (2)	0.50%

(1)	Calculated on the basis of 22,709,725 Shares of Common Stock outstanding as of September 30, 2009.

(2)	Includes 25,600 shares underlying currently exercisable warrants, and 10 shares underlying 1,000 shares of Preferred Stock. As of the date of this proxy statement, Mr. Tirpak is a holder of record of 10,000 shares of Common Stock. As of the date of this proxy statement, he is not a holder of record of any shares of Preferred Stock.
ITEM 3
ELECTION OF CLASS III DIRECTORS
     The Company is proposing the election of certain persons to serve as Class III Directors of the Company as set forth in the Company Proxy Statement. Each Class III Director holds office until the third Annual Meeting of Shareholders following this Annual Meeting, and until his successor has been elected and qualified. Please refer to the Company Proxy Statement for information on the Company’s Class III Director nominees.
     The Committee is seeking authority to vote for all of the persons nominated by the Company to serve as Class I Directors. There is no assurance that the Company’s nominees will serve if elected with any of the soliciting party’s nominees. The Committee makes no recommendation to other shareholders with respect to this proposal.
ITEM 4
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
     According to the Company Proxy Statement, the Company is soliciting proxies to ratify the appointment of the Company’s independent auditors. Please refer to the Company Proxy Statement for information on this proposal.
     According to information contained in the Company Proxy Statement, the Company’s Board has appointed McGladrey & Pullen, LLP to serve as the Company’s independent registered public accounting firm for fiscal year 2010. According to the Company Proxy Statement, a representative of McGladrey & Pullen, LLP is expected to be present at the Annual Meeting and will have the opportunity to make a statement if desired and is expected to be available to respond to appropriate questions.
     The Committee makes no recommendation to other shareholders with respect to this proposal.
ITEM 5
APPROVAL OF 2010 STOCK INCENTIVE PLAN
     Please refer to the Company Proxy Statement for information on this proposal. The Committee makes no recommendation to other shareholders with respect to this proposal.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Common Stock
     The following information is based solely on the Company Proxy Statement filed with the SEC on October 27, 2009. To the Committee’s knowledge, the following table sets forth, as of September 30, 2009, the beneficial ownership of the Common Stock of each of the Company’s directors and executive officers, the other employees named in the summary compensation table set forth below, as well as by the Company’s directors and executive officers as a group. Except as set forth below, the Committee is not aware of any beneficial owner of more than five percent of the Common Stock. Except as otherwise indicated, the Committee believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable:

Name and Address of	Number of Shares		Percent of
Beneficial Owner(1)	of Common Stock (2)		Class
George R. Jensen, Jr.	179,031	(3)	*
100 Deerfield Lane, Suite 140 Malvern, Pennsylvania 19355

Stephen P. Herbert	163,872	(4)	*
100 Deerfield Lane, Suite 140 Malvern, Pennsylvania 19355

David M. DeMedio	63,219	(5)	*
100 Deerfield Lane, Suite 140 Malvern, Pennsylvania 19355

Douglas M. Lurio	25,904	(6)	*
2005 Market Street, Suite 3320 Philadelphia, Pennsylvania 19103

Steven Katz	18,350	(7)	*
440 South Main Street Milltown, New Jersey 08850

William L. Van Alen, Jr.	48,440	(8)	*
P.O. Box 727 Edgemont, Pennsylvania 19028

Joel Brooks	0		*
303 George Street Suite 140 New Brunswick, New Jersey 08901

Steven D. Barnhart	0		*
1143 N. Sheridan Road Lake Forest, IL 60045

Jack E. Price	0		*
40 Lake Bellevue, Suite 100 Bellevue, WA 98005

Cary Sagady	3,550		*
100 Deerfield Lane, Suite 140 Malvern, Pennsylvania 19355

Name and Address of	Number of Shares		Percent of
Beneficial Owner(1)	of Common Stock (2)		Class
Bruce Shirey	2,000		*
100 Deerfield Lane, Suite 140 Malvern, Pennsylvania 19355

S.A.C. Capital Associates, LLC	1,950,426	(9)	12.64%
72 Cummings Point Road Stamford, Connecticut 06902

Wellington Management Company, LLP	2,068,400	(10)	13.41%
75 State Street Boston, Massachusetts 02109

All Directors and Executive Officers As a Group (9 persons)	498,816		2.18%

*	Less than one percent (1%)

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and derives from either voting or investment power with respect to securities. Shares of Common Stock issuable upon conversion of the Preferred Stock, or shares of Common Stock issuable upon exercise of warrants and options currently exercisable, or exercisable within 60 days of September 30, 2009, are deemed to be beneficially owned for purposes hereof.

(2)	The percentage of Common Stock beneficially owned is based on 22,709,725 shares outstanding as of September 30, 2009.

(3)	Includes 2,000 shares of Common Stock beneficially owned by his spouse, 35,429 shares owned by George R. Jensen, Jr. Grantor Retained Unitrust dated July 14, 2003 over which Mr. Jensen retains beneficial ownership. Includes 75,000 shares underlying vested stock options, and 800 shares underlying Preferred Stock. Does not include the right granted to Mr. Jensen under his employment agreement to receive Common Stock upon the occurrence of a USA Transaction nor any shares issuable to the executive officers under the Long Term Equity Incentive Program on account of the 2010 fiscal year.

(4)	Includes 28,010 shares of Common Stock beneficially owned by his child and 27,440 shares of Common Stock beneficially owned by his spouse. Includes 18,000 shares underlying vested stock options. Does not include any shares issuable to Mr. Herbert under the Long Term Equity Incentive Program on account of the 2010 fiscal year.

(5)	Includes 7,000 shares underlying vested stock options. Does not include any shares issuable to Mr. DeMedio under the Long-Term Equity Incentive Program on account of the 2010 fiscal year.

(6)	Includes 12,000 shares underlying vested stock options.

(7)	Includes 12,000 shares underlying vested stock options.

(8)	Includes 100 shares of Common Stock beneficially owned by his spouse. Includes 12,000 shares underlying vested stock options.

(9)	Based upon a Schedule 13G/A filed with the SEC on January 8, 2009, S.A.C. Capital Advisors, L.P., S.A.C. Capital Advisors, Inc., S.A.C. Capital Associates, LLC, and Steven A. Cohen, each have shared voting and investment power with respect to such shares. The address of S.A.C. Capital Advisors, L.P., S.A.C. Capital Advisors, Inc. and Mr. Cohen is as indicated in the table. The address of S.A.C. Capital Associates, LLC is P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies. Each of S.A.C. Capital Advisors, L.P., S.A.C. Capital Advisors, Inc. and Mr. Cohen disclaim beneficial ownership of these shares.

(10)	Based upon a Schedule 13G/A filed with the SEC on February 17, 2009, reflecting the beneficial ownership of our Common Stock by Wellington Management Company, LLP, which has shared voting authority over 1,214,400 shares and shared dispositive power over 2,068,400 shares.
SERIES A PREFERRED STOCK
     The following information is based solely on the Company Proxy Statement filed with the SEC on October 27, 2009. To the Committee’s knowledge, other than the 80,000 shares of Preferred Stock owned by Mr. Jensen, there were no shares of Preferred Stock that were beneficially owned as of September 30, 2009 by the Company’s directors, executive officers or the other employees named in the Summary Compensation Table included in the Company Proxy Statement.

SOLICITATION OF PROXIES
     The Committee has retained Morrow & Co., LLC to act as an advisor and to provide solicitation services for a fee estimated not to exceed $30,000, plus expenses. The Committee also agreed to indemnify Morrow & Co. against certain liabilities, including liabilities arising under the federal securities laws. Proxies may be solicited by mail, facsimile, telephone and in person. It is anticipated that Morrow & Co., LLC will employ approximately 25 persons to solicit the Company’s shareholders at the Annual Meeting. In addition, it is anticipated that members of the Committee and the Committee Nominees will participate in the solicitation of proxies in support of the Committee Nominees. Such persons will receive no consideration if they assist in the solicitation of proxies.
     Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the proxy materials to the beneficial owners of Shares for which they hold of record and the Committee will reimburse them for their reasonable out-of-pocket expenses.
     The expenses related directly to this proxy solicitation are expected to aggregate approximately $375,000 and will be borne by the Committee. These expenses include fees and expenses for attorneys, proxy solicitors, printing, postage, filing expenses and other costs incidental to the solicitation. Of this estimated amount, approximately $250,000 has been spent to date. The actual costs and expenses could be materially different than the estimated amounts and, in particular, could be substantially higher if, for any reason, litigation is instituted in connection with the matters related to this proxy statement.
     The purpose of the proposals in this proxy statement is to advance the interests of all the Company’s shareholders. Therefore, the Committee believes that its expenses related to this proxy solicitation should be borne by the Company and it intends to seek reimbursement of such expenses from the Company whether or not this proxy solicitation is successful. The question of reimbursement of the expenses of the Committee by the Company will not be submitted to a shareholder vote.
     If you have any questions about this proxy solicitation or voting your shares or require assistance, please contact:
Morrow & Co., LLC
470 West Avenue
Stamford, CT 06902
Call Toll-Free: 800-662-5200
Banks and Brokerage Firms Call Collect: 203-658-9400
OTHER MATTERS
     This proxy solicitation is being made by the Committee and not on behalf of the Board or management of the Company. The Committee is not aware of any other matters to be brought before the Annual Meeting, except as set forth herein.
     The Company is subject to the periodic reporting requirements of the Exchange Act and, in accordance therewith, is required to file reports, proxy statements and other information with the SEC. Reports, registration statements, proxy statements and other information filed by the Company with the SEC may be inspected at, and copies may be obtained from, the public reference facilities maintained at the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such material can also be obtained upon written request addressed to the SEC, Public Reference Section, 100 F Street, N.E., Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site on the Internet (http://www.sec.gov) where reports, proxy and information statements and other information regarding issuers and others that file electronically with the SEC may be obtained free of charge.
     The Committee has omitted from this proxy statement certain disclosure required by applicable law to be included in the Company Proxy Statement. Such disclosure includes, among other things, information regarding securities of the Company beneficially owned by the Company’s director’s, nominees and management; certain shareholder’s beneficial ownership of more than 5% of the Company’s voting securities; information concerning executive compensation; and information concerning the procedures for submitting shareholder proposals and director nominations intended for consideration at the 2011 annual meeting of shareholders of the Company and for consideration for inclusion in the proxy materials for that meeting. Please refer to the Company Proxy Statement for such information. The Committee takes no responsibility for the accuracy or completeness of information contained in the Company Proxy Statement.

INFORMATION REGARDING THE COMPANY
     The information concerning the Company contained in this proxy statement has been taken from or is based upon the Company Proxy Statement, other documents and records on file with the SEC and other publicly available information. The Committee has no knowledge that would indicate that statements relating to the Company contained in this proxy statement in reliance upon publicly available information are inaccurate or incomplete.
VOTING PROCEDURES
Who is entitled to vote?
     Only holders of Common Stock or Preferred Stock of record at the close of business on September 30, 2009 will be entitled to notice of and to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote and each share of Preferred Stock is entitled to one-hundredth of a vote on all matters to come before the Annual Meeting. On September 30, 2009, the Record Date for the Annual Meeting, the Company had issued and outstanding 22,709,725 shares of Common Stock and 512,365 shares of Preferred Stock.
     Shareholders of Record. If, on the Record Date, your shares were registered directly in your name with the Company’s transfer agent, American Stock Transfer & Trust Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the meeting or vote by proxy.
     Beneficial Owners. If, on the Record Date, your shares were not held in your name, but rather were held in an account at a brokerage firm, bank or other nominee (commonly referred to as being held in “street name”), you are the beneficial owner of those shares. The organization holding your account is considered to be the shareholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker or other nominee regarding how to vote the shares held in your account. You are also invited to attend the Annual Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you obtain a valid legal proxy from your broker or other nominee and bring the legal proxy to the Annual Meeting. If you want to attend the Annual Meeting, but not vote at the Annual Meeting, you must provide proof of beneficial ownership as of the Record Date, such as your most recent account statement prior to the Record Date.
What constitutes a quorum?
     The presence, in person or by proxy, of the holders of a majority of the votes entitled to be cast on a particular matter by the shareholders at the Annual Meeting is necessary to constitute a quorum for purposes of consideration and action on the matter. Votes withheld for director nominees and abstentions on the other proposals to be considered at the Annual Meeting will be counted in determining whether a quorum has been reached, but the failure to execute and return a proxy will result in a shareholder not being considered present at the meeting. Broker non-votes will be counted as present for purposes of deterring the existence of a quorum. The holders of the Common Stock and Preferred Stock vote together, and not as a separate class. If a quorum is not present at the Annual Meeting, we expect that the Annual Meeting will be adjourned or postponed to solicit additional proxies.

How is each proposal to be adopted at the Annual Meeting?
     If a quorum is present, the votes required for the five proposals to be considered at the Annual Meeting and the treatment of abstentions and broker non-votes in respect of such proposals are as follows:
•	Item 1: The two nominees for Class I Directors receiving the highest number of votes will be elected Class I Directors. Abstentions and broker non-votes will not have any effect on the election of directors.

•	Item 2: The three nominees for Class II Directors receiving the highest number of votes will be elected Class II Directors. Abstentions and broker non-votes will not have any effect on the election of directors.

•	Item 3: The three nominees for Class III Directors receiving the highest number of votes will be elected Class III Directors. Abstentions and broker non-votes will not have any effect on the election of directors.

•	Item 4: The affirmative vote of a majority of the votes cast by all holders of the issued and outstanding shares of Common Stock and Preferred Stock voting together is required to approve the ratification of the selection of our independent auditors. Abstentions will have the same effect as votes against the proposal and broker non-votes will not have any effect on the outcome of this proposal.

•	Item 5: The affirmative vote of a majority of the votes cast by all holders of the issued and outstanding shares of Common Stock and Preferred Stock voting together is required to approve the 2010 Stock Incentive Plan. Abstentions will have the same effect as votes against the proposal and broker non-votes will not have any effect on the outcome of this proposal.
What is a broker non-vote?
     Brokers who hold shares of stock in street name for customers and who indicate on a proxy that the broker does not have discretionary authority to vote those shares as to a particular matter are referred to as broker non-votes. Broker non-votes will have no effect in determining whether a proposal will be adopted at the Annual Meeting although they would be counted as present for purposes of determining the existence of a quorum.
When are the votes due?
     Shares represented by proxies on the enclosed proxy card will be counted in the vote at the Annual Meeting only if your proxy card is submitted prior to the closing of the polls at the Annual Meeting.
How do I vote?
     You may vote either in person at the Annual Meeting or by proxy.
  • At the Meeting. Shares held in your name as the shareholder of record may be voted by you in person at the Annual Meeting. Shares held beneficially in street name may be voted by you in person at the Annual Meeting only if you obtain a legal proxy from the broker or other agent that holds your shares, giving you the right to vote the shares, and you bring the legal proxy to the Annual Meeting.
  • Vote by Proxy: To vote by proxy, you must complete the BLUE proxy card, complete all of the required information on the proxy card, date and sign the proxy card, and return the proxy card in the postage-paid envelope provided as soon as possible.
     If you are not the shareholder of record and hold shares through a custodian, broker or other agent, such agent may have special voting instructions that you should follow.

What should I do if I receive a proxy card which is not BLUE?
     If you submit a proxy to us by signing and returning the enclosed BLUE proxy card, do NOT sign or return the proxy card or follow any voting instructions provided by the Company’s Board unless you intend to change your vote, because only your latest-dated proxy will be counted.
Can I revoke my proxy instructions?
Yes. You may revoke or change your vote by:
•	submitting another written proxy with a later date,

•	sending a written notice of revocation either to Shareholder Advocates for Value Enhancement, c/o Morrow & Co., 470 West Avenue, Stamford, CT 06902, or the Secretary of the Company at 100 Deerfield Lane, Suite 140, Malvern, Pennsylvania 19355, if received by the day before the Annual Meeting,

•	if you are a beneficial owner, by following the instructions sent to you by your broker, bank or other agent, or

•	revoking the grant of a previously submitted proxy and voting in person at the Annual Meeting. Please note that your attendance at the Annual Meeting itself will not revoke a proxy.
     Although a revocation is effective if delivered to the Company, the Committee requests that either the original or a copy of any revocation be mailed to Shareholder Advocates for Value Enhancement, c/o Morrow & Co., 470 West Avenue, Stamford, CT 06902, so that the Committee will be aware of all revocations.
     If you previously signed and returned a proxy card to the Company, we urge you to revoke it by (1) signing, dating and returning the BLUE proxy card, (2) attending the annual meeting and voting in person or (3) delivering a written notice of revocation to the Committee or to the corporate secretary of the Company.
Will other matters be voted on at the Annual Meeting?
     We are not aware of any matters to be presented at the Annual Meeting other than a vote for the election of Class I Directors, the election of Class II Directors, the election of Class III Directors, the ratification of the appointment of the independent auditors and the approval of the 2010 Stock Incentive Plan.
If I plan to attend the Annual Meeting, should I still submit a proxy?
     Whether you plan to attend the Annual Meeting or not, we urge you to submit a proxy. Returning the enclosed BLUE proxy card will not affect your right to attend the Annual Meeting.
How can I obtain directions to be able to attend the Annual Meeting and vote in person?
     According to the Company Proxy Statement, the Annual Meeting will be held at the Chester Valley Golf Club. The Chester Valley Golf Club is located at 430 Swedesford Road, Malvern, Pennsylvania 19355. You may obtain directions to the venue by contacting the Chester Valley Golf Club at (610)647-4007 or by accessing their website at http://www.chestervalleygc.org/ and clicking on the “Contact Us” link.
How will my shares be voted?
     If you give a proxy on the accompanying BLUE proxy card, your shares will be voted as you direct. Shares as to which a proxy is submitted to us without instructions will be voted in favor of Items 1, 2, 3, 4 and 5. Unless a proxy specifies otherwise, it will be presumed to relate to all shares held of record on the Record Date for the Annual Meeting by the person who submitted it.

How can I receive more information?
     If you have any questions about giving your proxy or about our solicitation, or if you require assistance, please call Morrow & Co., LLC toll-free at 800-662-5200. Banks and brokers may call collect at 203-658-9400.

Your vote is important. No matter how many or how few shares you own, please vote to elect the Committee Nominees by marking, signing, dating and mailing the enclosed BLUE proxy card promptly.
Shareholder Advocates For Value Enhancement
November 30, 2009

Annex A
Two year transaction history of each Participant
     The following table sets forth all transactions with respect to the Shares effected by each of the Participants during the two year period ended November 17, 2009. No part of the purchase price or market value of such Shares is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.
Transactions of Bradley M. Tirpak
COMMON STOCK

DATE	BUY/SELL	SHARES
11/16/2009	Buy	4000
11/13/2009	Buy	700
11/13/2009	Buy	500
11/13/2009	Buy	300
11/13/2009	Buy	200
11/13/2009	Buy	300
11/13/2009	Buy	500
11/13/2009	Buy	700
11/13/2009	Buy	600
11/13/2009	Buy	1100
11/13/2009	Buy	300
11/11/2009	Buy	800
11/11/2009	Buy	900
11/11/2009	Buy	300
11/9/2009	Buy	2000
11/6/2009	Buy	96
11/6/2009	Buy	1700
11/6/2009	Buy	1700
11/6/2009	Buy	300
11/5/2009	Buy	50
11/5/2009	Buy	100
11/5/2009	Buy	100
11/5/2009	Buy	100
11/5/2009	Buy	100
11/5/2009	Buy	100
11/5/2009	Buy	100
11/5/2009	Buy	100
11/5/2009	Buy	100
11/5/2009	Buy	100
11/5/2009	Buy	100
11/5/2009	Buy	100
11/5/2009	Buy	100
11/5/2009	Buy	100
11/5/2009	Buy	100
11/5/2009	Buy	100
11/5/2009	Buy	100
11/5/2009	Buy	100
11/5/2009	Buy	100

1

DATE	BUY/SELL	SHARES
11/5/2009	Buy	1800
11/5/2009	Buy	100
11/5/2009	Buy	100
11/4/2009	Buy	600
11/4/2009	Buy	1300
11/4/2009	Buy	100
11/3/2009	Buy	1400
11/3/2009	Buy	400
11/3/2009	Buy	8100
10/28/2009	Buy	2000
10/28/2009	Buy	2000
10/28/2009	Buy	2000
10/28/2009	Buy	4900
10/28/2009	Buy	100
10/28/2009	Buy	3000
10/28/2009	Buy	900
10/28/2009	Buy	1100
10/28/2009	Buy	2474
10/28/2009	Buy	600
10/28/2009	Buy	900
10/28/2009	Buy	1000
10/28/2009	Buy	367
10/28/2009	Buy	333
10/28/2009	Buy	6
10/28/2009	Buy	20
10/27/2009	Buy	2067
10/27/2009	Buy	400
10/27/2009	Buy	33
10/27/2009	Buy	2500
10/26/2009	Buy	54
10/26/2009	Buy	100
10/26/2009	Buy	1000
10/26/2009	Buy	2000
10/16/2009	Buy	200
10/16/2009	Buy	5000
10/15/2009	Buy	1870
10/15/2009	Buy	200
10/15/2009	Buy	800
10/15/2009	Buy	130
10/14/2009	Buy	1500
10/14/2009	Buy	100
10/14/2009	Buy	400
10/14/2009	Buy	900
10/14/2009	Buy	100
10/13/2009	Buy	500
10/13/2009	Buy	900
10/13/2009	Buy	10
8/27/2009	Buy	2500
5/27/2009	Sell	900
5/27/2009	Sell	1400

DATE	BUY/SELL	SHARES
5/27/2009	Sell	100
5/27/2009	Sell	200
5/27/2009	Sell	100
5/27/2009	Sell	100
5/27/2009	Sell	222
5/27/2009	Sell	178
5/8/2009	Buy	500
5/8/2009	Buy	2300
5/8/2009	Buy	200
5/7/2009	Buy	1200
5/5/2009	Buy	608
5/5/2009	Buy	1700
5/5/2009	Buy	692
5/5/2009	Buy	1000
4/30/2009	Buy	1000
2/5/2009	Buy	4000
SERIES A PREFERRED STOCK

DATE	BUY/SELL	SHARES
10/28/2009	Buy	1000
WARRANTS

DATE	BUY/SELL	SHARES
11/17/2009	Buy	10000
11/13/2009	Buy	600
11/13/2009	Buy	5000
10/28/2009	Buy	3700
10/28/2009	Buy	1300
10/28/2009	Buy	2449
10/28/2009	Buy	2551

Transactions of Craig W. Thomas
COMMON STOCK

DATE	BUY/SELL	SHARES
10/19/2009	Sell	7200
10/19/2009	Sell	2552
10/16/2009	Buy	1400
10/15/2009	Sell	8300
10/15/2009	Sell	1648
10/15/2009	Sell	956
10/14/2009	Sell	744
10/01/2009	Sell	3115
09/29/2009	Sell	13385
09/25/2009	Sell	6500
09/24/2009	Sell	5300
09/24/2009	Sell	1700
09/22/2009	Sell	3300
09/22/2009	Sell	2200
09/22/2009	Sell	1700
09/22/2009	Sell	1600
09/22/2009	Sell	600
09/22/2009	Sell	600
09/15/2009	Sell	8500
09/15/2009	Sell	1500
09/14/2009	Sell	10000
09/14/2009	Sell	6900
09/14/2009	Sell	1900
09/14/2009	Sell	1200
09/10/2009	Sell	2622
09/10/2009	Sell	1578
09/09/2009	Sell	8400
09/09/2009	Sell	5100
09/09/2009	Sell	700
09/09/2009	Sell	600
09/09/2009	Sell	347
09/08/2009	Sell	5828
09/08/2009	Sell	5600
09/08/2009	Sell	2400
09/03/2009	Sell	10000
09/02/2009	Sell	13800
09/02/2009	Sell	1200
09/01/2009	Sell	9900
09/01/2009	Sell	7500

DATE	BUY/SELL	SHARES
09/01/2009	Sell	3500
09/01/2009	Sell	1500
09/01/2009	Sell	100
08/11/2009	Buy (in respect of right offering)	125000
07/21/2009	Sell	10000
07/21/2009	Sell	8777
07/21/2009	Sell	8425
07/21/2009	Sell	3900
07/21/2009	Sell	1100
05/04/2009	Sell	2000
05/04/2009	Sell	100
05/04/2009	Sell	23
04/09/2009	Buy	200
04/09/2009	Buy	2200
04/07/2009	Buy	580
04/07/2009	Buy	720
04/07/2009	Buy	1300
04/07/2009	Buy	2600
04/07/2009	Buy	3700
04/07/2009	Buy	3700
04/02/2009	Buy	366
04/02/2009	Buy	550
04/02/2009	Buy	934
04/02/2009	Buy	1966
04/02/2009	Buy	2100
04/02/2009	Buy	3550
04/02/2009	Buy	4634
03/25/2009	Buy	900
03/23/2009	Buy	1299
03/23/2009	Buy	2500
03/23/2009	Buy	7500
03/23/2009	Buy	8701
03/03/2009	Buy	1530
02/26/2009	Buy	1200
02/26/2009	Buy	2270
01/30/2009	Buy	700
12/04/2008	Buy	20000
09/19/2008	Sell	5700
09/12/2008	Buy	10000
09/11/2008	Buy	25000
09/11/2008	Buy	25000
09/11/2008	Buy	25000

DATE	BUY/SELL	SHARES
09/10/2008	Buy	24000
09/09/2008	Buy	1000
09/09/2008	Buy	2000
09/09/2008	Buy	2000
09/09/2008	Buy	6276
09/09/2008	Buy	23000
09/08/2008	Buy	800
09/05/2008	Buy	100
09/05/2008	Buy	1000
09/02/2008	Buy	1300
09/02/2008	Buy	10000
08/28/2008	Buy	1100
08/28/2008	Buy	10000
08/26/2008	Buy	600
08/12/2008	Buy	1824
WARRANTS

DATE	BUY/SELL	SHARES
10/21/2009	Buy	10000
10/01/2009	Buy	10000
09/28/2009	Buy	10000
08/11/2009	Buy (in respect of rights offering)	125000
SUBSCRIPTION RIGHTS

DATE	BUY/SELL	SHARES
07/30/2009	Sell	57400
07/30/2009	Sell	10000
07/30/2009	Sell	5000
07/30/2009	Sell	2600
07/21/2009	Sell	22630
07/21/2009	Sell	32127
07/21/2009	Sell	12820
07/21/2009	Sell	7370
07/21/2009	Sell	2680
07/21/2009	Sell	200
07/15/2009	Sell	50

PRELIMINARY COPY, SUBJECT TO COMPLETION, DATED NOVEMBER [•], 2009
FORM OF PROXY SOLICITED ON BEHALF OF
SHAREHOLDER ADVOCATES FOR VALUE ENHANCEMENT
Annual Meeting of Shareholders of USA Technologies, Inc. Scheduled for December 15, 2009
     The undersigned shareholder of USA Technologies, Inc., a Pennsylvania corporation (the “Company”), hereby appoints Bradley M. Tirpak or Craig W. Thomas or either of them, each with full power of substitution, to act as proxies for the undersigned, and to vote all shares of Common Stock, with no par value, of the Company, which the undersigned would be entitled to vote if personally present at the Annual Meeting of Shareholders of the Company to be held on December 15, 2009, and at any and all postponements and adjournments thereof as indicated on this proxy. This BLUE proxy card is first being furnished to shareholders on or about November 30, 2009.
     Please sign, date and return the proxy card in the envelope provided, or mail to: Shareholder Advocates for Value Enhancement, c/o Morrow & Co., 470 West Avenue, Stamford, CT 06902.
     This proxy when properly executed will be voted in the manner directed by the undersigned. If you sign, date and return this card without indicating your vote on one or more of the following proposals, you will be deemed to have voted FOR Items 1, 2, 3, 4 and 5.
     If properly executed, this proxy card will revoke any previously executed proxy with respect to such proposals.
     The Committee intends to use this proxy to vote (i) FOR Bradley M. Tirpak, Peter A. Michel and Alan J. Gotcher as Class II Directors and (ii) FOR the other candidates who have been nominated by the Company to serve as directors other than William L. Van Alen, Jr., Steven Katz and Joel Brooks for whom the Committee is NOT seeking authority to vote for and WILL NOT exercise any such authority.
     There is no assurance that the Company’s nominees will serve if elected with any of the soliciting party’s nominees.
THE COMMITTEE STRONGLY RECOMMENDS THAT
SHAREHOLDERS VOTE IN FAVOR OF ITEM 2.
IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE
SHAREHOLDER MEETING TO BE HELD ON DECEMBER 15, 2009
The Proxy Statement is, and all other soliciting materials filed by Shareholder Advocates for Value
Enhancement after the date of this proxy statement will be, available at:
WWW.SAVEUSAT.COM

1

     ☑ PLEASE MARK VOTES AS IN THIS EXAMPLE
ITEM 1—Election of the persons nominated by the Company to serve as Class I Directors.
The Committee is seeking authority to vote for all of the persons nominated by the Company to serve as Class I Directors. There is no assurance that the Company’s nominees will serve if elected with any of the soliciting party’s nominees.
The Committee does not object to shareholders voting for Item 1.

FOR ALL NOMINEES ☐	WITHHOLD FOR ALL NOMINEES ☐	FOR ALL EXCEPT ☐
NOTE: If you do not wish for your shares to be voted “FOR” a particular nominee, mark the “FOR ALL EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below. Your shares will be voted for the remaining nominee(s). You may also withhold authority to vote for one or more additional nominees by writing the name of the nominee(s) below.
ITEM 2 — Election of Alan J. Gotcher, Peter A. Michel and Bradley M. Tirpak as Class II Directors.
The Committee strongly recommends a vote FOR its nominees.

FOR ALL NOMINEES ☐	WITHHOLD FOR ALL NOMINEES ☐	FOR ALL EXCEPT ☐
NOTE: If you do not wish for your shares to be voted “FOR” a particular nominee, mark the “FOR ALL EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below. Your shares will be voted for the remaining nominee(s). You may also withhold authority to vote for one or more additional nominees by writing the name of the nominee(s) below.
ITEM 3 — Election of the persons nominated by the Company as Class III Directors.
The Committee is seeking authority to vote for all of the persons nominated by the Company to serve as Class III Directors. There is no assurance that the Company’s nominees will serve if elected with any of the soliciting party’s nominees.
The Committee does not object to shareholders voting for Item 3.

FOR ALL NOMINEES ☐	WITHHOLD FOR ALL NOMINEES ☐	FOR ALL EXCEPT ☐
NOTE: If you do not wish for your shares to be voted “FOR” a particular nominee, mark the “FOR ALL EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below. Your shares will be voted for the remaining nominee(s). You may also withhold authority to vote for one or more additional nominees by writing the name of the nominee(s) below.
ITEM 4 — Ratification of the appointment of McGladrey & Pullen, LLP as the independent registered public accounting firm of the Company for fiscal year ending June 30, 2010.

FOR ☐	AGAINST ☐	ABSTAIN ☐
The Committee does not object to shareholders voting for Item 4.
ITEM 5 — Approval of 2010 Stock Incentive Plan.

FOR ☐	AGAINST ☐	ABSTAIN ☐
The Committee does not object to shareholders voting for Item 5.

IMPORTANT: THIS PROXY MUST BE SIGNED TO BE VALID.

Dated:

Signature:

Signature (if held jointly):

Title or Authority
Please sign exactly as name appears hereon. If shares are registered in more than one name, the signature of all such persons should be provided. A corporation should sign in its full corporate name by a duly authorized officer, stating his or her title. Trustees, guardians, executors and administrators should sign in their official capacity, giving their full title as such. If a partnership, please sign in the partnership name by an authorized person. The proxy card votes all shares in all capacities.
PLEASE MARK, SIGN AND DATE THIS PROXY BEFORE MAILING THE PROXY IN THE ENCLOSED ENVELOPE.